

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2020

Robert Rivers
Chief Executive Officer and Chairman of the Board of Directors
Eastern Bankshares, Inc.
265 Franklin Street
Boston, MA 02110

Re: **Eastern Bankshares, Inc.**
    Registration Statement on Form S-1
    Filed June 18, 2020
    File No. 333-239251

Dear Mr. Rivers:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 18, 2020

General

1.　　We note that the forum selection provision in your Articles of Organization states that unless you consent in writing, the sole and exclusive forum for certain litigation, including "any derivative action" shall be the Business Litigation Session of the Suffolk County Superior Court (the "BLS") (or if the BLS does not have subject matter jurisdiction, a state court located within the Commonwealth of Massachusetts) or, if no state court located within the Commonwealth of Massachusetts has subject matter jurisdiction, the United States District Court for the District of Massachusetts. Please revise your disclosure to discuss whether your forum selection provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If the provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in your Articles of Organization states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance